UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Xunlei Limited

(Name of Issuer)

Common Shares, par value $0.00025 per share

(Title of Class of Securities)

98419E108**

(CUSIP Number)

Itui International Inc. Taixing Building 407, 11 Huayuan East Road Haidian District, Beijing 100191 People’s Republic of China +86 (10) 5607 9870

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number of 98419E108 applies to the American depositary shares of the Issuer (“ADSs”). Each ADS represents five common shares of the Issuer, par value $0.00025 per share (“Common Shares”). No CUSIP number has been assigned to the Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98419E108	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Itui International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,320,239 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,320,239 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,320,239 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 135,320, 239 Common Shares.

(2)	Based on 339,814,941 outstanding Common Shares outstanding as of April 15, 2020 (excluding treasury shares) as provided by the Issuer.

CUSIP No. 98419E108	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Itui Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,320,239 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,320,239 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,320,239 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 135,320,239 Common Shares held directly by Itui, the majority of the voting power of which is held by Itui Ltd.

(2)	Based on 339,814,941 outstanding Common Shares outstanding as of April 15, 2020 (excluding treasury shares) as provided by the Issuer.

CUSIP No. 98419E108	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Jinbo Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,320,239 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,320,239 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,320,239 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 135,320,239 Common Shares held directly by Itui, the majority of the voting power of which is held by Itui Ltd. Itui Ltd. is wholly owned by Mr. Jinbo Li.

(2)	Based on 339,814,941 outstanding Common Shares outstanding as of April 15, 2020 (excluding treasury shares) as provided by the Issuer.

CUSIP No. 98419E108	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common shares, par value $0.00025 per share (the “Common Shares”), of Xunlei Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 21-23/F, Block B, Building #12, 18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, People’s Republic of China (the “PRC”).

Item 2.	Identity and Background.

(a) – (c); (f)

Itui International Inc., Itui Ltd. and Mr. Jinbo Li are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Itui International Inc. (“Itui”) is a company organized and existing under the laws of the Cayman Islands that principally engages in the business of developing mobile applications for social networking services. Itui Ltd. is principally an investment holding vehicle and a company organized and existing under the laws of British Virgin Islands. Itui Ltd. holds majority of the voting power of Itui and is wholly owned by Mr. Jinbo Li. The business address of Itui and Itui Ltd. is Taixing Building 407, 11 Huayuan East Road, Haidian District, Beijing 100191, the PRC.

Mr. Jinbo Li is the chairman of the board of directors and chief executive officer of both the Issuer and Itui. Mr. Jinbo Li is a PRC citizen. The business address of Mr. Jinbo Li is 21-23/F, Block B, Building #12, 18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, the PRC.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of Itui and Itui Ltd. (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 2, 2020, Itui entered into share purchase agreements (collectively, the “SPAs”) with each of (a) Xiaomi Ventures Limited (“Xiaomi Ventures”), a company organized under the laws of the British Virgin Islands, (b) King Venture Holdings Limited, a company organized under the laws of the Cayman Islands, and (c) Morningside China TMT Special Opportunity Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, and Morningside China TMT Fund III Co-Investment, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (each a “Prior Issuer Shareholder” and collectively, the “Prior Issuer Shareholders”) pursuant to which each Prior Issuer Shareholder agreed to exchange the Common Shares that it respectively owned for certain Series D preferred shares of Itui (the “Itui Series D Preferred Shares”). The transactions contemplated by each of the SPAs closed on April 14, 2020 and Itui became a registered holder of 135,320,239 Common Shares on April 15, 2020 as reflected on the Issuer’s register of members.

Copies of each of the SPAs are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. The description of the SPAs contained herein is qualified in its entirety by reference to Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, which are incorporated herein by reference.

CUSIP No. 98419E108	13D	Page 6 of 8 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

In connection with the execution of the SPAs, on April 2, 2020, the board of directors of the Issuer (the “Issuer Board”) appointed Mr. Jinbo Li, Mr. Hui Duan, Mr. Peng Shi and Mr. Weimin Luo as members of the Issuer Board, and Mr. Chuan Wang, Mr. Feng Hong, Mr. Tao Zou and Mr. Qin Liu resigned from the Issuer Board, effective April 2, 2020. Mr. Jinbo Li, Mr. Hui Duan and Mr. Peng Shi are all executive officers of Itui. The Issuer Board also elected Mr. Jinbo Li as the chairman of the Issuer Board and appointed Mr. Jinbo Li as the chief executive officer of the Issuer, replacing Mr. Lei Chen who remained a member of the Issuer Board then and later resigned from the Issuer Board effectively April 7, 2020. In connection with the change in the Issuer Board described above, the number of directors constituting the whole Issuer Board decreased from nine to eight, effective April 7, 2020. On April 20, 2020, the Issuer appointed Mr. Weimin Luo as its chief operating officer and Mr. Yubo Zhang as its president, effective immediately.

Although the Reporting Persons have no present intention to acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, the Reporting Persons intend to review their investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 and Item 6 of this Schedule 13D is hereby incorporated by reference.

Each Reporting Person shares its power to vote, direct the vote, dispose and direct the disposition of the Common Shares it beneficially owns with Xiaomi Ventures and Xiaomi Corporation. Xiaomi Ventures is a company organized under the laws of the British Virgin Islands that principally engages in investment holding and investment activities. Xiaomi Ventures is wholly owned by Xiaomi Corporation. Xiaomi Corporation is a company incorporated in the Cayman Islands with limited liability and listed on Main Board of The Stock Exchange of Hong Kong Limited. Xiaomi Corporation is an internet company with smartphones and smart hardware connected by an IoT platform as its core. The business address of each of Xiaomi Ventures and Xiaomi Corporation is Xiaomi Campus, No. 33 Xi Erqi Middle Rd, Haidian District, Beijing, the PRC.

To the best knowledge of the Reporting Persons, during the last five years, neither Xiaomi Ventures nor Xiaomi Corporation has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares which it may be deemed to beneficially own.

To the best knowledge of the Reporting Persons, none of the Related Persons, except for Mr. Jinbo Li, beneficially owns any Common Shares.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has effected any transaction in the Common Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 98419E108	13D	Page 7 of 8 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated by reference.

Summaries of the provisions of the SPAs related to the Common Shares, including but not limited to transfer or voting of any of the Common Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer, are set forth below. Such description is qualified in its entirety by reference to Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, which are incorporated herein by reference.

1.	Itui shall not directly or indirectly carry out any of the following actions except with the prior affirmative vote or written consent of the holder(s) of more than fifty percent (50%) of the voting power of all outstanding Itui Series D Preferred Shares (voting together as a single class):

i.	any sale, transfer, alienation or other disposal of, and any creation or granting of any pledge, mortgage or any other encumbrance over, the legal or beneficial interest in the Common Shares acquired by Itui pursuant to the SPAs;

ii.	voting in favour of or any other actions in the capacity of shareholder approving or otherwise validating any sale, transfer, lease, license or other disposal (including exclusive licensing to a third party and other similar arrangement) of, and any creation or granting of any pledge, mortgage or any other encumbrance over, substantially all of the business or assets of the Issuer and/or its affiliates (collectively, the “Issuer Group”);

iii.	entry into and performance of any transaction in whatsoever nature between any member of the Issuer Group, on one hand, and either, Mr. Jinbo Li, his affiliates and/or any of Itui and its subsidiaries, on the other hand;

iv.	voting in favour of or any other actions in the capacity of shareholder approving or otherwise validating any amendment or change of the classification, rights, preferences, privileges or powers of, or the restrictions on the Common Shares; and

v.	voting in favour of or any other actions approving or otherwise validating any increase of the share capital of the Issuer.

2.	Each holder of Itui Series D Preferred Shares shall have the right, separately and independently, at any time after April 14, 2023, to request Itui to redeem any or all of its then held Itui Series D Preferred Shares, if a Qualified Public Offering (as defined in the SPAs) is not consummated or achieved on or prior to April 14, 2023. Upon the exercise of such right by any holder of Itui Series D Preferred Shares, Itui, without seeking any approval or consent from any director or shareholder of Itui, shall redeem such Itui Series D Preferred Shares; provided that, Itui may, at its sole discretion, elect to effect the foregoing special redemption requested by any holder of Itui Series D Preferred Shares by:

i.	transferring to such holder(s) of Itui Series D Preferred Shares a certain number of Common Shares held by Itui, with such number calculated as 1 Itui Series D Preferred Share equaling 2.609109 Common Shares, up to, and such number being, the total number of Common Shares such holder(s) of Itui Series D Preferred Shares initially transferred to Itui pursuant to the respective SPA(s), if all of such holder(s)’ Itui Series D Preferred Shares are redeemed, in each case, as appropriately adjusted for any share dividend, share split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the share capital of Itui or of the Issuer, as applicable;

ii.	paying such holder(s) of Itui Series D Preferred Shares an amount in cash equal to (x) the number of Common Shares calculated as should be transferred to such holder(s) in subclause (i) above, multiplied by (y) the trading price per Common Share, calculated by reference to the weighted average trading price of the Issuer’s ADS during the 20-trading day period immediately preceding such holder(s)’ notice of its/their redemption right to Itui, in case of which Itui may at its sole option, without seeking any approval or consent from any director or shareholder of Itui, sell, transfer, pledge or otherwise dispose any and all Common Shares it holds to pay such cash amount; or

iii.	a combination of (i) and (ii) above.

CUSIP No. 98419E108	13D	Page 8 of 8 Pages

3.	In the event Itui has sold, assigned, granted, licensed or otherwise transferred, through a single transaction or a series of transactions, business or assets of Itui (a) the value of which represents 50% or more of the valuation of Itui according to its latest equity financing or (b) the revenue attributable to which represents 50% or more of the revenue of Itui in the most recent full financial year (whichever is triggered earlier) to the Issuer, any holder of the Itui Series D Preferred Shares shall be entitled to request Itui to, and Itui shall, without seeking any approval or consent from any director or shareholder, distribute all Common Shares held by Itui to all shareholders of Itui in accordance with their respective shareholding percentage (on an as-converted basis and subject to dilution), subject to compliance with the applicable laws, provided that:

i.	each existing shareholder's shareholding and rights in Itui shall not be prejudiced in any way immediately after such distribution; and

ii.	participation in such distribution by grantees of awards under any duly adopted stock option plan or equity incentive plan of Itui immediately prior to the consummation of such distribution shall be generally in accordance with the following:

a)	grantees of awards granted and vested shall be entitled to participate in the distribution on basis as if such vested options/restricted share units have been exercised/issued in full;

b)	grantees of awards granted but not yet vested shall be entitled to participate in the distribution, with the Common Shares distributed to such grantees to be held in an appropriate structure and subject to the same terms and conditions for vesting as before the distribution; and

c)	the ungranted awards shall not be entitled to the distribution and any share capital reserved for such purpose shall be deemed to have not been issued.

To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement dated April 24, 2020 by and among the Reporting Persons.
99.2

Series D Preferred Share Purchase Agreement, dated April 2, 2020, by and among Itui International Inc., Itui Hongkong Limited, Beijing Itui Online Network Technology Co., Ltd., Beijing Itui Technology Co., Ltd., Itui Ltd., Mr. Jinbo Li and Xiaomi Ventures Limited.

99.3

Series D Preferred Share Purchase Agreement, dated April 2, 2020, by and among Itui International Inc., Itui Hongkong Limited, Beijing Itui Online Network Technology Co., Ltd., Beijing Itui Technology Co., Ltd., Itui Ltd., Mr. Jinbo Li and King Venture Holdings Limited.

99.4

Series D Preferred Share Purchase Agreement, dated April 2, 2020, by and among Itui International Inc., Itui Hongkong Limited, Beijing Itui Online Network Technology Co., Ltd., Beijing Itui Technology Co., Ltd., Itui Ltd., Mr. Jinbo Li, Morningside China TMT Special Opportunity Fund, L.P. and Morningside China TMT Fund III Co-Investment, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2020

Itui International Inc.

By:	/s/ Jinbo Li
Name:	Jinbo Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Itui Ltd.

By:	/s/ Jinbo Li
Name:	Jinbo Li
Title:	Director

Jinbo Li

/s/ Jinbo Li

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers and Directors of Itui

The names of the directors and the names and titles of the executive officers of Itui and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Itui International Inc., Taixing Building 407, 11 Huayuan East Road, Haidian District, Beijing 100191, the PRC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Itui.

Name	Present Principal Occupation	Citizenship
Directors:
Jinbo Li	Chairman of the Board of Directors and Executive Director	People’s Republic of China
Wenhui Xu	Executive Director	People’s Republic of China
Xiaosong Li	Executive Director	People’s Republic of China
Minjun Wang	Executive Director	People’s Republic of China
Hui Duan	Executive Director	People’s Republic of China
Li Li	Executive Director	People’s Republic of China
Tim T Gong	Non-Executive Director	United States of America
Jing Wu	Non-Executive Director	United States of America
Ji-Xun Foo	Non-Executive Director	Republic of Singapore
Ruiheng Qiu	Non-Executive Director	People’s Republic of China
Wen Jiang	Non-Executive Director	People’s Republic of China
Tao Zou	Non-Executive Director	People’s Republic of China

Executive Officers:
Jinbo Li	Chief Executive Officer	People’s Republic of China
Hui Duan	Chief Technology Officer	People’s Republic of China
Wenhui Xu	President of Technology	People’s Republic of China
Minjun Wang	President of Operations	People’s Republic of China
Peng Shi	President of Product	People’s Republic of China
Xiaosong Li	President of Recommendation System	People’s Republic of China
Lan Ge	President of Human Resources	People’s Republic of China
Li Li	President of Strategy Development	People’s Republic of China

Executive Officers and Directors of Itui Ltd.

The names of the directors and the names and titles of the executive officers of Itui Ltd. and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Itui Ltd., Taixing Building 407, 11 Huayuan East Road, Haidian District, Beijing 100191, the PRC. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Itui Ltd.

Name	Present Principal Occupation	Citizenship
Directors:
Jinbo Li	Director	People’s Republic of China

Executive Officers:
N/A